Exhibit 99.2


          RIO
         TINTO                                   TENDER FORM - CHESS HOLDERS
    RIO TINTO LIMITED                            THIS DOCUMENT IS IMPORTANT.  IF YOU DO NOT
   ABN 96 004 458 404                            UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL
                                                 ADVISER.
                                                 If you wish to participate in the Buy-Back, you
                                                 must give your tender instructions to your
                                                 controlling participant (normally your broker).
                                                 Do NOT return this form to the Registry.
                                                 Please refer to the instructions on the back of this form.
                                                 Controlling CHESS participant at 24 March 2005.
                                                 ---------------------------------------------------------
----------------------------------------------

                                                           -------------------------------------------







----------------------------------------------

                                                            ------------------------------------------

 I/we tender the following                       --------------------------------------------------------
 Shares to Rio Tinto Limited at                  [A]     Shares you can tender as at 24 March 2005
 the Tender Discount(s) and/or as                        ---------------------------------------------
 a Final Price Tender, as specified,
 on the terms and conditions in the                      ---------------------------------------------
 Buy-Back Documents:                             --------------------------------------------------------
 ----------------------------------------------------------------------------------------------
 [B]  Insert the number of Shares     [ ][ ][ ][ ][ ][ ][ ][ ]    as a FINAL PRICE TENDER
      (if any) you wish to tender
      as a Final Price Tender.

----------------------------------------------------------------------------------------------
 [C]  Insert the number of Shares     [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 14% ] Tender Discount
      (if any) you wish to tender     ------------------------
      next to the Tender Discount(s)  [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 13% ] Tender Discount
      at which you wish to tender     ------------------------
      those Shares.                   [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 12% ] Tender Discount
                                      ------------------------
                                      [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 11% ] Tender Discount
                                      ------------------------
                                      [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 10% ] Tender Discount
 [D]  TOTAL NUMBER OF SHARES          ------------------------
      TENDERED                        [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  9% ] Tender Discount
      Add up the rows in Boxes B      ------------------------
      and C and write that number     [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  8% ] Tender Discount
      in this Box D.                  --------------------------------------------------------
      THE NUMBER OF SHARES IN THIS
      BOX D MUST NOT BE MORE THAN
      THE NUMBER IN BOX A.
     ------------------------
     [ ][ ][ ][ ][ ][ ][ ][ ]
     ------------------------
----------------------------------------------------------------------------------------------
 [E]  Contact details - Please provide your contact details in case we need to speak to you about your Tender:


      ----------------------          ------------------------    ----------
      CONTACT NAME                    CONTACT DAYTIME TELEPHONE   DATE
----------------------------------------------------------------------------------------------
 [F]  Please sign within the appropriate boxes below in accordance with the instructions overleaf.
      INDIVIDUAL OR JOINT
      SHAREHOLDER 1                   JOINT SHAREHOLDER 2         JOINT SHAREHOLDER 3
      -------------------------       ------------------------    --------------------------
       [                     ]         [                    ]      [                      ]
      -------------------------       ------------------------    --------------------------
      SOLE DIRECTOR AND SOLE          DIRECTOR/COMPANY            DIRECTOR
      COMPANY SECRETARY               SECRETARY
----------------------------------------------------------------------------------------------
 [G]  THIS SECTION IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:  You
      should only tick a Minimum Price if you wish to make your Tender conditional on the
      Buy-Back Price being no less than one of the following prices.  You will not receive less than the Minimum Price you tick for your Shares, however, your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

      [ ]  A$30.00      [ ]  A$32.50    [ ]  A$35.00    [ ]  A$37.50   [ ]  A$40.00
----------------------------------------------------------------------------------------------

 TENDER FORMS MUST BE SENT TO YOUR CONTROLLING PARTICIPANT WITHIN SUFFICIENT TIME TO
       ENABLE PROCESSING BY 9PM (MELBOURNE TIME) ON FRIDAY 6 MAY 2005

  [ ] RIO                                                                                 +
----------------------------------------------------------------------------------------------


RIO TINTO LIMITED
ABN 96 004 458 404


HOW TO COMPLETE THIS TENDER FORM
The instructions below are cross-referenced to the relevant section on the front of this form. PLEASE COMPLETE THE FORM USING BLACK INK ONLY.

-------------------------------------------------------------------------------
[A]  This is the total number of shares registered in your name as at 24
     March 2005 that confer an entitlement to participate in the Buy-Back.
     If you wish to participate in the Buy-Back, you can offer to sell up to all of this number of Shares to Rio Tinto Limited (though shareholders with a Small Holding should refer to the instructions for
     Box D below)
-------------------------------------------------------------------------------
[B]  FINAL PRICE TENDER             [C] TENDER DISCOUNT
     Insert the number of Shares        Insert the number of Shares (if any) you
     (if any) you wish to tender        wish to tender at the specified Tender
     as a Final Price Tender.  AND/OR   Discount. You may offer to sell parcels
                                        of Shares at up to 7 different specified
                                        discounts (though shareholders with a
                                        Small Holding should refer to the
                                        instructions for Box D below). Each
                                        parcel is a separate Tender.
-------------------------------------------------------------------------------
[D]  After indicating the number of Shares you wish to tender as a Final
     Price Tender and/or at a specified Tender Discount(s), you need to add up the number of Shares in Boxes B and C and write the total in Box D.

     NOTE THAT THE NUMBER OF SHARES IN BOX D MUST NOT BE MORE THAN THE NUMBER OF SHARES IN BOX A.

     If the number of Shares in Box D is more than the number of Shares in Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if applicable, your Tender will be adjusted in the manner set out in Section 4.13 of the Buy-Back Booklet.

     IF YOU HOLD 200 SHARES OR LESS (ie. a Small Holding), you may only submit one Tender in respect of all of your Shares and such a Tender must be at one of the specified Tender Discounts or as a Final Price Tender.

     IF YOU HOLD MORE THAN 200 SHARES, you may tender different parcels of Shares you wish to sell at one or more Tender Discounts and/or as a
     Final Price Tender.
-------------------------------------------------------------------------------
[E] Please provide your contact details in the event that we need to speak to you about your Tender.
-------------------------------------------------------------------------------
[F] You must sign this form in Box F. By signing and returning this Tender Form, you acknowledge that you have read and understood the accompanying Buy-Back Documents and agree to the terms and conditions set out in the Buy-Back Documents (including the warranties, authorisations and undertakings set out in Section 4.10 of the Buy-Back Booklet).

     INDIVIDUAL HOLDERS        Where a holding is in one name, the registered
                               shareholder must sign.

     JOINT HOLDERS             All holders must sign.

     UNDER POWER OF ATTORNEY   If not already noted by the Registry, an
                               originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

     DECEASED ESTATE           All executors should sign and, if not already
                               noted by the Registry, an originally
                               certified copy of Probate or Letters of
                               Administration must be sent to the Registry.

     COMPANY This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who
                               is also the sole company secretary, the sole
                               director.
-------------------------------------------------------------------------------
[G]  THIS SECTION IS OPTIONAL: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not receive less than the Minimum Price you tick for your Shares, however, if the Minimum
     Price you tick is higher than the Buy-Back Price your Shares will not be bought back. IF YOU COMPLETE BOX G, YOU MUST ALSO COMPLETE BOX B OR
     BOX C.
-------------------------------------------------------------------------------
PAYMENT FOR SHARES BOUGHT BACK
Rio Tinto Limited intends to despatch payment for Shares bought back by no later than 17 May 2005.

SUBMITTING YOUR TENDER FORM
You will need to contact your controlling participant (usually your broker) within sufficient time for your controlling participant to process your acceptance by NO LATER THAN 9PM (MELBOURNE TIME) ON FRIDAY, 6 MAY 2005.

       DO NOT RETURN THIS FORM TO RIO TINTO LIMITED OR THE REGISTRY THIS FORM RELATES TO THE RIO TINTO LIMITED BUY-BACK BOOKLET DATED 4 APRIL 2005 AND SHOULD BE READ IN CONJUNCTION WITH THAT BOOKLET. DEFINED TERMS IN THAT BOOKLET HAVE THE SAME MEANING IN THIS FORM.

IF YOU REQURE FURTHER INFORMATION ON HOW TO COMPLETE THIS FORM PLEASE CONTACT
          THE TOLL FREE RIO TINTO LIMITED BUY-BACK ENQUIRY LINE ON
  1300 657 022 (WITHIN AUSTRALIA) OR +61 3 9415 4137 (OUTSIDE AUSTRALIA).

TENDER FORMS MUST BE SENT TO YOUR CONTROLLING PARTICIPANT WITHIN SUFFICIENT TIME
    TO ENABLE PROCESSING BY 9PM (MELBOURNE TIME) ON FRIDAY, 6 MAY 2005

          RIO
         TINTO                                   TENDER FORM - ISSUER SPONSORED HOLDERS
    RIO TINTO LIMITED                            THIS DOCUMENT IS IMPORTANT.  IF YOU DO NOT
   ABN 96 004 458 404                            UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL
                                                 ADVISER.
                                                 If you do not wish to participate in the Buy-Back
                                                 do not return this form.
                                                 Please refer to the instructions on the back of this form.
                                                 ---------------------------------------------------------
----------------------------------------------

                                                           -------------------------------------------







----------------------------------------------

                                                            ------------------------------------------

 I/we tender the following                       --------------------------------------------------------
 Shares to Rio Tinto Limited at                  [A]     Shares you can tender as at 24 March 2005
 the Tender Discount(s) and/or as                        ---------------------------------------------
 a Final Price Tender, as specified,
 on the terms and conditions in the                      ---------------------------------------------
 Buy-Back Documents:                             --------------------------------------------------------
 ----------------------------------------------------------------------------------------------
 [B]  Insert the number of Shares     [ ][ ][ ][ ][ ][ ][ ][ ]    as a FINAL PRICE TENDER
      (if any) you wish to tender
      as a Final Price Tender.

----------------------------------------------------------------------------------------------
 [C]  Insert the number of Shares     [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 14% ] Tender Discount
      (if any) you wish to tender     ------------------------
      next to the Tender Discount(s)  [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 13% ] Tender Discount
      at which you wish to tender     ------------------------
      those Shares.                   [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 12% ] Tender Discount
                                      ------------------------
                                      [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 11% ] Tender Discount
                                      ------------------------
                                      [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 10% ] Tender Discount
 [D]  TOTAL NUMBER OF SHARES          ------------------------
      TENDERED                        [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  9% ] Tender Discount
      Add up the rows in Boxes B      ------------------------
      and C and write that number     [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  8% ] Tender Discount
      in this Box D.                  --------------------------------------------------------
      THE NUMBER OF SHARES IN THIS
      BOX D MUST NOT BE MORE THAN
      THE NUMBER IN BOX A.
     ------------------------
     [ ][ ][ ][ ][ ][ ][ ][ ]
     ------------------------
----------------------------------------------------------------------------------------------
 [E]  Contact details - Please provide your contact details in case we need to speak to you about your Tender:


      ----------------------          ------------------------    ----------
      CONTACT NAME                    CONTACT DAYTIME TELEPHONE   DATE
----------------------------------------------------------------------------------------------
 [F]  Please sign within the appropriate boxes below in accordance with the instructions overleaf.
      INDIVIDUAL OR JOINT
      SHAREHOLDER 1                   JOINT SHAREHOLDER 2         JOINT SHAREHOLDER 3
      -------------------------       ------------------------    --------------------------
       [                     ]         [                    ]      [                      ]
      -------------------------       ------------------------    --------------------------
      SOLE DIRECTOR AND SOLE          DIRECTOR/COMPANY            DIRECTOR
      COMPANY SECRETARY               SECRETARY
----------------------------------------------------------------------------------------------
 [G]  THIS SECTION IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:  You
      should only tick a Minimum Price if you wish to make your Tender conditional on the
      Buy-Back Price being no less than one of the following prices.  You will not receive less than the Minimum Price you tick for your Shares, however, your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

      [ ]  A$30.00      [ ]  A$32.50    [ ]  A$35.00    [ ]  A$37.50   [ ]  A$40.00
----------------------------------------------------------------------------------------------

 TENDER FORMS MUST BE RECEIVED BY BY 9PM (MELBOURNE TIME) ON FRIDAY 6 MAY 2005

  [ ] RIO                                                                                 +
----------------------------------------------------------------------------------------------


RIO TINTO LIMITED
ABN 96 004 458 404


HOW TO COMPLETE THIS TENDER FORM
The instructions below are cross-referenced to the relevant section on the front of this form. PLEASE COMPLETE THE FORM USING BLACK INK ONLY.

-------------------------------------------------------------------------------
[A]  This is the total number of Shares registered in your name as at 24
     March 2005 that confer an entitlement to participate in the Buy-Back.
     If you wish to participate in the Buy-Back, you can offer to sell up to all of this number of shares to Rio Tinto Limited (though shareholders with a Small Holding should refer to the instructions for
     Box D below)
-------------------------------------------------------------------------------
[B]  FINAL PRICE TENDER             [C] TENDER DISCOUNT
     Insert the number of Shares        Insert the number of Shares (if any) you
     (if any) you wish to tender        wish to tender at the specified Tender
     as a Final Price Tender.  AND/OR   Discount. You may offer to sell parcels
                                        of Shares at up to 7 different specified
                                        discounts (though shareholders with a
                                        Small Holding should refer to the
                                        instructions for Box D below). Each
                                        parcel is a separate Tender.
-------------------------------------------------------------------------------
[D]  After indicating the number of Shares you wish to tender as a Final
     Price Tender and/or at a specified Tender Discount(s), you need to add up the number of Shares in Boxes B and C and write the total in Box D.

     NOTE THAT THE NUMBER OF SHARES IN BOX D MUST NOT BE MORE THAN THE NUMBER OF SHARES IN BOX A.

     If the number of Shares in Box D is more than the number of Shares in Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if applicable, your Tender will be adjusted in the manner set out in Section 4.13 of the Buy-Back Booklet.

     IF YOU HOLD 200 SHARES OR LESS (ie. a Small Holding), you may only submit one Tender in respect of all of your Shares and such a Tender must be at one of the specified Tender Discounts or as a Final Price Tender.

     IF YOU HOLD MORE THAN 200 SHARES, you may tender different parcels of Shares you wish to sell at one or more Tender Discounts and/or as a
     Final Price Tender.
-------------------------------------------------------------------------------
[E]  Please provide your contact details in the event that we need to speak to you about your Tender.
-------------------------------------------------------------------------------
[F] You must sign this form in Box F. By signing and returning this Tender Form, you acknowledge that you have read and understood the Buy-Back Documents and agree to the terms and conditions set out in the Buy-Back Documents (including the warranties, authorisations and undertakings set out in Section 4.10 of the Buy-Back Booklet).

    INDIVIDUAL HOLDERS         Where a holding is in one name, the registered
                               shareholder must sign.

    JOINT HOLDERS              All holders must sign.

    UNDER POWER OF ATTORNEY    If not already noted by the Registry, an
                               originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

    DECEASED ESTATE            All executors should sign and, if not already
                               noted by the Registry, an originally
                               certified copy of Probate or Letters of
                               Administration must be sent to the Registry.

    COMPANY This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who
                               is also the sole company secretary, the sole
                               director.
-------------------------------------------------------------------------------
[G] THIS SECTION IS OPTIONAL: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not receive less than the Minimum Price you tick for your Shares, however, if the Minimum
    Price you tick is higher than the Buy-Back Price your Shares will not be bought back. IF YOU COMPLETE BOX G, YOU MUST ALSO COMPLETE BOX B OR
    BOX C.
-------------------------------------------------------------------------------
PAYMENT FOR SHARES BOUGHT BACK
Rio Tinto Limited intends to despatch payment for Shares bought back by no later than 17 May 2005.

SUBMITTING YOUR TENDER FORM
You will need to contact your controlling participant (usually your broker) within sufficient time for your controlling participant to process your acceptance by NO LATER THAN 9PM (MELBOURNE TIME) ON FRIDAY, 6 MAY 2005 at:

IF SENDING BY MAIL                    IF DELIVERING IN PERSON
Rio Tinto Limited Buy-Back            Rio Tinto Limited Buy-Back
C/o Computershare Investor Services   C/o Computershare Investor Services
Pty Limited                           Pty Limited
GPO Box 52                            Yarra Falls
MELBOURNE VIC 8060                    452 Johnston Street
AUSTRALIA                             ABBOTSFORD VIC 3067
                                      AUSTRALIA
IF SENDING BY FACSIMILE
Rio Tinto Limited Buy-Back
+61 3 9473 2472

     THIS FORM RELATES TO THE RIO TINTO LIMITED BUY-BACK BOOKLET DATED 4 APRIL 2005 AND SHOULD BE READ IN CONJUNCTION WITH THAT BOOKLET. DEFINED TERMS IN THAT BOOKLET HAVE THE SAME MEANING IN THIS FORM.

      IF YOU REQURE FURTHER INFORMATION ON HOW TO COMPLETE THIS FORM
            PLEASE CONTACT THE RIO TINTO LIMITED ENQUIRY LINE ON
  1300 657 022 (WITHIN AUSTRALIA) OR +61 3 9415 4137 (OUTSIDE AUSTRALIA).

TENDER FORMS MUST BE RECEIVED BY 9PM (MELBOURNE TIME) ON FRIDAY, 6 MAY 2005.

          RIO                                    WITHDRAWAL/AMENDMENT FORM
         TINTO
    RIO TINTO LIMITED                            THIS DOCUMENT IS IMPORTANT.  IF YOU DO NOT
   ABN 96 004 458 404                            UNDERSTAND IT PLEASE CONSULT YOUR PROFESSIONAL
                                                 ADVISER.  YOU SHOULD ONLY COMPLETE THIS FORM IF
                                                 YOU WISH TO WITHDRAW OR AMEND A PREVIOUSLY
Please insert your Name and Address details      SUBMITTED TENDER FORM.
                                                 PLEASE REFER TO THE INSTRUCTIONS ON THE BACK OF THIS FORM.
-------------------------------------------      ---------------------------------------------------------

-------------------------------------------      Tick one (only): One box must be selected.

-------------------------------------------      [ ] WITHDRAWAL: I/We withdraw my/our previous
                                                     Tender(s) on the conditions in the Buy-Back
-------------------------------------------          Documents (complete Box F).

-------------------------------------------       or

Please insert your Security Holder Reference     [ ] AMENDMENT: I/We withdraw my/our previous
Number (SRN) or Holder Identification                Tender(s) on the conditions in the Buy-Back
Number (HIN)                                         Documents and wish to submit a replacement
-------------------------------------------          Tender(s) as set out below
 [                                       ]           (complete Boxes A to G).
-------------------------------------------


 I/we tender the following                       --------------------------------------------------------
 Shares to Rio Tinto Limited at                  [A]     Shares you can tender as at 24 March 2005
 the Tender Discount(s) and/or as                        ---------------------------------------------
 a Final Price Tender, as specified,
 on the terms and conditions in the                      ---------------------------------------------
 Buy-Back Documents:                             --------------------------------------------------------
 ----------------------------------------------------------------------------------------------
 [B]  Insert the number of Shares     [ ][ ][ ][ ][ ][ ][ ][ ]    as a FINAL PRICE TENDER
      (if any) you wish to tender
      as a Final Price Tender.

----------------------------------------------------------------------------------------------
 [C]  Insert the number of Shares     [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 14% ] Tender Discount
      (if any) you wish to tender     ------------------------
      next to the Tender Discount(s)  [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 13% ] Tender Discount
      at which you wish to tender     ------------------------
      those Shares.                   [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 12% ] Tender Discount
                                      ------------------------
                                      [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 11% ] Tender Discount
                                      ------------------------
                                      [ ][ ][ ][ ][ ][ ][ ][ ]    at a [ 10% ] Tender Discount
 [D]  TOTAL NUMBER OF SHARES          ------------------------
      TENDERED                        [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  9% ] Tender Discount
      Add up the rows in Boxes B      ------------------------
      and C and write that number     [ ][ ][ ][ ][ ][ ][ ][ ]    at a [  8% ] Tender Discount
      in this Box D.                  --------------------------------------------------------
      THE NUMBER OF SHARES IN THIS
      BOX D MUST NOT BE MORE THAN
      THE NUMBER IN BOX A.
     ------------------------
     [ ][ ][ ][ ][ ][ ][ ][ ]
     ------------------------
----------------------------------------------------------------------------------------------
 [E]  Contact details - Please provide your contact details in case we need to speak to you about your Tender:


      ----------------------          ------------------------    ----------
      CONTACT NAME                    CONTACT DAYTIME TELEPHONE   DATE
----------------------------------------------------------------------------------------------
 [F]  Please sign within the appropriate boxes below in accordance with the instructions overleaf.
      INDIVIDUAL OR JOINT
      SHAREHOLDER 1                   JOINT SHAREHOLDER 2         JOINT SHAREHOLDER 3
      -------------------------       ------------------------    --------------------------
       [                     ]         [                    ]      [                      ]
      -------------------------       ------------------------    --------------------------
      SOLE DIRECTOR AND SOLE          DIRECTOR/COMPANY            DIRECTOR
      COMPANY SECRETARY               SECRETARY
----------------------------------------------------------------------------------------------
 [G]  THIS SECTION IS OPTIONAL - EITHER LEAVE IT BLANK OR TICK ONE MINIMUM PRICE ONLY:  You
      should only tick a Minimum Price if you wish to make your Tender conditional on the
      Buy-Back Price being no less than one of the following prices.  You will not receive less than the Minimum Price you tick for your Shares, however, your Shares will not be bought back if the Minimum Price you tick is higher than the Buy-Back Price.

      [ ]  A$30.00      [ ]  A$32.50    [ ]  A$35.00    [ ]  A$37.50   [ ]  A$40.00
----------------------------------------------------------------------------------------------

    WITHDRAWAL/AMENDMENT FORMS MUST BE RECEIVED BY 9PM (MELBOURNE TIME) ON FRIDAY 6 MAY 2005

  [ ] RIO                                                                                 +
----------------------------------------------------------------------------------------------


RIO TINTO LIMITED
ABN 96 004 458 404

WITHDRAWING OR AMENDING YOUR TENDER(S)
Shareholders who have offered their Shares into the Buy-Back and who now wish to either withdraw or amend their Tender(s) must lodge this Withdrawal/Amendment Form.

HOW TO COMPLETE THE WITHDRAWAL/AMENDMENT FORM
The instructions below are cross-referenced to the relevant section of this form. PLEASE USE BLACK INK ONLY.

MARK ONLY ONE OF THE TWO BOXES
  WITHDRAWAL- Tick the "WITHDRAWAL"   OR      AMENDMENT - Tick the "AMENDMENT"
  Box if you wish to withdraw your            Box if you wish to amend your
  previous Tender(s) and you do not           previous Tender(s) and submit a
  wish to submit a new replacement            new replacement Tender(s).
  Tender(s). PLEASE COMPLETE BOX F.           PLEASE COMPLETE BOX A THROUGH TO
                                              BOX G.
-------------------------------------------------------------------------------
[A] You should insert the total number of Shares registered in your name as at 24 March 2005 that confer an entitlement to participate in the
    Buy-Back. If you wish to participate in the Buy-Back you can offer to sell up to all of this number of Shares to Rio Tinto Limited (though shareholders with a Small Holding should refer to the instructions for
    Box D below). If you need to check the total number of Shares you may tender into the Buy-Back, please call the Buy-Back enquiry line on 1300
    657 022 (from within Australia) or +61 3 9415 4137 (from outside
    Australia).
-------------------------------------------------------------------------------
[B] FINAL PRICE TENDER             [C] TENDER DISCOUNT
    Insert the number of Shares        Insert the number of Shares (if any) you
    (if any) you wish to tender        wish to tender at the specified Tender
    as a Final Price Tender.  AND/OR   Discount. You may offer to sell parcels
                                       of Shares at up to 7 different specified
                                       discounts (though shareholders with a
                                       Small Holding should refer to the
                                       instructions for Box D below). Each
                                       parcel is a separate Tender.
-------------------------------------------------------------------------------
[D] After indicating the number of Shares you wish to tender as a Final Price
    Tender and/or at a specified Tender Discount(s), you need to add up the number of Shares in Boxes B and C and write the total in Box D.
    NOTE THAT THE NUMBER OF SHARES IN BOX D MUST NOT BE MORE THAN THE
    NUMBER OF SHARES IN BOX A.
    If the number of Shares in Box D is more than the number of Shares in
    Box A, you will be deemed to have offered only the number of Shares shown in Box A and, if applicable, your Tender will be adjusted in the manner set out in Section 4.13 of the Buy-Back Booklet.
    IF YOU HOLD 200 SHARES OR LESS (ie. a Small Holding), you may only submit one Tender in respect of all of your Shares and such a Tender must be at one of the specified Tender Discounts or as a Final Price Tender.
    IF YOU HOLD MORE THAN 200 SHARES, you may tender different parcels of Shares you wish to sell at one or more Tender Discounts and/or as a
    Final Price Tender.
-------------------------------------------------------------------------------
[E] Please provide your contact details in the event that we need to speak to you about your Tender.
-------------------------------------------------------------------------------
[F] You must sign this form in Box F. By signing and returning this Withdrawal/Amendment Form, you acknowledge that you have read and understood the Buy-Back Documents and agree to the terms and conditions set out in the Buy-Back Documents (including the warranties, authorisations and undertakings set out in Section 4.10 of the Buy-Back Booklet).

    INDIVIDUAL HOLDERS         Where a holding is in one name, the registered
                               shareholder must sign.

    JOINT HOLDERS              All holders must sign.

    UNDER POWER OF ATTORNEY    If not already noted by the Registry, an
                               originally certified copy of the power of attorney must be sent to the Registry. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

    DECEASED ESTATE            All executors should sign and, if not already
                               noted by the Registry, an originally
                               certified copy of Probate or Letters of
                               Administration must be sent to the Registry.

    COMPANY This form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who
                               is also the sole company secretary, the sole
                               director.
-------------------------------------------------------------------------------
[G] THIS SECTION IS OPTIONAL: You should only tick a Minimum Price if you wish to make your Tender conditional on the Buy-Back Price being no less than one of the specified prices. You will not receive less than the Minimum Price you tick for your Shares, however, if the Minimum
    Price tick is higher than you the Buy-Back Price your Shares will not be bought back. IF YOU COMPLETE BOX G, YOU MUST ALSO COMPLETE BOX B OR
    BOX C.
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PAYMENT FOR SHARES BOUGHT BACK
Rio Tinto Limited intends to despatch payment for Shares bought back by no later than 17 May 2005.

SUBMITTING YOUR WITHDRAWAL/AMENDMENT FORM
The way you submit your withdrawal or amendment of your Tender will depend on the type of holding you have.

ISSUER SPONSORED HOLDINGS               CHESS HOLDINGS
If you have an Issuer Sponsored         If you have a CHESS Holding, you will
Holding, send, fax or hand deliver      need to contact your controlling
your completed Withdrawal/Amendment     participant (usually your broker)
Form TO ENSURE IT WILL BE RECEIVED      WITHIN SUFFICIENT TIME TO ENABLE YOUR
BY NO LATER THAN 9PM (MELBOURNE         CONTROLLING PARTICIPANT TO PROCESS
TIME) ON FRIDAY, 6 MAY 2005 AT:         YOUR WITHDRAWAL/AMENDMENT FORM BY NO
                                        LATER THAN 9PM (MELBOURNE TIME) ON
                                        FRIDAY, 6 MAY 2005.  Do not send your
                                        Withdrawal/Amendment Form to the Rio
                                        Tinto Limited Share Registry.

IF SENDING BY MAIL                    IF DELIVERING IN PERSON
Rio Tinto Limited Buy-Back            Rio Tinto Limited Buy-Back
C/o Computershare Investor Services   C/o Computershare Investor Services
Pty Limited                           Pty Limited
GPO Box 52                            Yarra Falls
MELBOURNE VIC 8060                    452 Johnston Street
AUSTRALIA                             ABBOTSFORD VIC 3067
                                      AUSTRALIA
IF SENDING BY FACSIMILE
Rio Tinto Limited Buy-Back
+61 3 9473 2472

  THIS WITHDRAWAL/AMENDMENT FORM RELATES TO THE RIO TINTO LIMITED BUY-BACK BOOKLET DATED 4 APRIL 2005 AND SHOULD BE READ IN CONJUNCTION WITH THAT BOOKLET.
DEFINED TERMS IN THAT BOOKLET HAVE THE SAME MEANING IN THIS FORM.
IF YOU REQUIRE FURTHER INFORMATION ON HOW TO COMPLETE THIS FORM PLEASE
    CONTACT THE RIO TINTO LIMITED BUY-BACK ENQUIRY LINE ON 1300 657 022
         (WITHIN AUSTRALIA) OR +61 3 9415 4137 (OUTSIDE AUSTRALIA).

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